November 12, 2021

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Camber Energy, Inc.
Form 10-K for the Fiscal Year ended March 31, 2020 Filed June 29, 2020 File No. 001-32508

Dear Mr. Cannarella:

On behalf of Camber Energy, Inc., a Nevada corporation (the “Company” or “Camber”), we have the following responses to the November 5, 2021 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to comments the Staff had on the Company’s Form 10-K for the Fiscal Year ended March 31, 2020 filed with the Commission on June 29, 2020.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold type.

Form 10-K for the Fiscal Year ended March 31, 2020

Business

Viking Plan of Merger, page 10

1.

We note that you filed a Form 8-K/A on October 6, 2021 having pro forma financial statements depicting Camber Energy, Inc. (Camber Energy) as the acquirer of a controlling interest in Viking Energy Group, Inc. (Viking Energy), utilizing your balance sheet as of September 30, 2020, and statements of operations for the six months ended September 30, 2020 and the fiscal year ended March 31, 2020.

Given that you filed a Form 8-K on September 16, 2021 to report that your financial statements for periods within and including the fiscal year ended March 31, 2017 through the quarter ended September 30, 2020 should no longer be relied upon due to errors in your accounting for the Series C preferred stock, tell us why you have filed pro forma financial statements that are based on financial information that is known to be erroneous and not in conformance with GAAP.

We believe that you should promptly advise investors regarding the errors in your pro forma financial statements that are attributable to errors in the underlying historical financial statements. We expect that you will need to amend the report to address this and other concerns, as describe in other comments in this letter.

Mr. John Cannarella

November 12, 2021

Page | 2

RESPONSE:

The 8-K/A regarding Camber’s December 23, 2020, acquisition of a majority-interest in Viking Energy (the “Acquisition 8-K/A”) was not filed by the Company in March 2021, as required.  Given the need to amend and restate historical financial statements of Camber due to matters associated with the accounting treatment of the Company’s sales of its Series C Convertible Preferred Stock, the Company was of the view it would be prudent to file the Acquisition 8-K/A after filing the applicable amended and restated financial statements; however, based on communications with the Staff of the SEC, the Company believed the Staff wanted the Acquisition 8-K/A filed as soon as possible, so the Company endeavored to satisfy the Staff’s request.  The Company is prepared to file a further amended Acquisition 8-K/A subsequent to the filing of the amended and restated financial statements for the applicable periods.

2.

With regard to the pro forma information and accompanying disclosures in the Form 8- K/A that you filed on October 6, 2021, indicating that you intend to account for the acquisition of 51% of the Viking Energy common stock as a business acquisition, it is unclear how your conclusion would be consistent with FASB ASC 810-10-15-10(a)(1)(iv), which stipulates that a majority owned subsidiary shall not be consolidated if control does not rest with the majority owner, where the normal conditions for control are restricted by approval or veto rights held by the minority shareholder(s).

We note that Mr. Doris retained his position as CEO and director of Viking Energy, while becoming CEO and director of Camber Energy in conjunction with the December 23, 2020 transaction. We also note that Mr. Doris continues to hold 28,092 Series C preferred shares of Viking Energy, which have both conversion and voting rights equating to 1,053,450,000 common shares, based on a ratio of 1:37,500 as the pre-reverse-stock-split figure, or 117,050,000 common shares reflecting the 1:9 reverse-stock-split.

The number of issuable shares and voting rights associated with the 28,092 Series C preferred shares held by Mr. Doris would surpass the interests that Camber Energy had acquired as of December 31, 2020, and would therefore appear to represent the controlling interest. We understand that voting rights have been suspended by the December 24, 2020 amendment to the Certificate of Designation, for as long as Camber Energy “...owns or is entitled to own at least 51% of the outstanding shares of Common Stock and James Doris remains a director and Chief Executive Officer of Camber.”

However, as it appears that Mr. Doris has effectively retained indirect control of Viking Energy by virtue of his position as the CEO of Camber Energy, and that direct control may be restored by simply relinquishing this position, it does not appear that Viking Energy has undergone a change in control. We note that Mr. Doris is identified as the beneficial owner of the common shares held by Camber Energy as of December 31, 2020 on page 37 of the Viking Energy 2020 annual report.

Based on the observations outlined above, in advance of establishing control, it appears that the guidance in FASB ASC 323-10 may be applicable to the investment in Viking Energy common shares. Given the merger plans that you have disclosed, which envision a future exchange of equity interests with the shareholders of Viking Energy, please provide us with your analysis of the guidance in FASB ASC 805-10-55-10 through 15, as would apply to the consolidated entity if the exchange of equity interests occurs.

Mr. John Cannarella

November 12, 2021

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RESPONSE:

The rights and entitlements associated with Viking Energy Group, Inc.’s (“Viking”) Series C Preferred Shares (“Series C Shares”) were altered in the fall of 2020 solely in an effort to facilitate the planned merger with Camber as set out in the Agreement and Plan of Merger, as amended, between Viking and Camber in effect at that time (the “2020 Merger Agreement”).

The 2020 Merger Agreement was terminated, and Viking and Camber instead pursued an entirely different and separate transaction; specifically, a direct equity investment by Camber in Viking, which included, among other things, the cancellation of debt by Camber in exchange for common shares of Viking and the contribution of additional capital by Camber to Viking in exchange for common shares (such transaction the “2020 Equity Transaction”).

The rights and entitlements associated with the Series C Shares were changed in December 2020 as a consequence of the termination of the 2020 Merger Agreement, as well as the 2020 Equity Transaction.

As of the date of the closing of the 2020 Equity Transaction, Camber acquired approximately 51% of the issued and outstanding shares of common stock of Viking, and all voting rights associated with the Series C Shares held by Mr. Doris were, and remain, suspended as long as Camber "...owns or is entitled to own at least 51% of the outstanding shares of Common Stock and James Doris remains a director and Chief Executive Officer of Camber."  This remains true to this day.  Indeed, Camber has increased its percentage interest in Viking’s common shares since the closing of the 2020 Equity Transaction.  Further, if between December 23, 2020 and July 1, 2022, additional common shares of Viking are issued, including to Mr. Doris, and such issuance(s) would result in Camber owning less than 51% of Viking’s issued common stock, Viking is obligated to issue additional shares of common stock to Camber to ensure Camber holds at least 51% of Viking’s issued shares.

We consider Mr. Doris’ voting rights associated with the Series C Shares to be a “potential voting right” that is conditioned upon one or more future events.  ASC 810-10 does not specifically address potential voting rights in the determination of control.  In our view, the assessment of control of a legal entity that is not a VIE should be made on the basis of existing voting interests owned, as opposed to contingent actions or events that must occur before a controlling financial interest is obtained.  By analogy, we understand that if any entity (the “Option Holder”) could obtain control of another legal entity (the “Target”) by exercising a call option and purchasing additional voting interests in the Target, the Option Holder is not considered to have control until the option has been exercised.  The condition precedent to exercising the voting rights would require Mr. Doris to resign his position as CEO and director of Camber, and thus, relinquishing all of his duties and responsibilities for Camber.  We believe this would be a substantive event for Mr. Doris and would be detrimental to the organizational structure as the consolidated entity’s primary source of financing is through Camber. We believe that investors in Camber place reliance on the fact that Mr. Doris is the CEO of Camber and may be hesitant to continue to invest in Camber if Mr. Doris were no longer the CEO.

Mr. John Cannarella

November 12, 2021

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In accordance with paragraph 810-10-15-10(a)(1)(iv), “…the powers of a shareholder with a majority voting interest or limited partner with a majority of kick-out rights through voting interests to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder or limited partner… those rights may be so restrictive as to call into question whether control rests with the majority owner.”  Until such time as Mr. Doris relinquishes his position in Camber, a condition that has not yet occurred, the Series C Shares do not contain any voting or approval provisions.   In addition, absent Mr. Doris’ resignation form Camber, Mr. Doris, through his ownership of the Series C Shares, does not have participating rights with respect to Viking.  Mr. Doris may participate in management decisions in Viking; however, such decisions are solely through the Camber ownership interest.

With respect to the beneficial ownership interest disclosure that Mr. Doris is identified as the beneficial owner of the common shares held by Camber Energy as of December 31, 2020, on page 37 of the Viking Energy 2020 annual report, we point out that the disclosure states that “Mr. Doris is a member of the Board of Directors of Camber, and therefore shares voting power with respect to shares issued in the name of Camber. Accordingly, Mr. Doris may be deemed a beneficial owner of shares issued in the name of Camber pursuant to Rule 13d-3 promulgated under the Exchange Act.” (emphasis added).  Mr. Doris is one of four board members of Camber (and the three other Board members are “independent” directors) and does not have unilateral voting rights with respect to Viking, but shares the voting rights with other members of the Board.  Rule 13d-3 requires attribution of beneficial ownership on the basis of sole or shared voting rights or investment power. Only sole voting rights would be considered in the assessment of a controlling financial interest.

3.

With regard to the Form 8-K/A that you filed on October 6, 2021, we did not see any indication of how you would be accounting for the settlement of pre-existing relationships, either in the notes to the proforma financial statements or in the computation of the purchase price, although it appears that various transactions between Camber Energy and Viking Energy would constitute and comprise pre-existing relationships that may have been settled as part of the transaction.

In applying the acquisition method of accounting, from the standpoint of either entity, settlement of those relationships would need to be accounted for separately to comply with FASB ASC 805-10-25-20, 25-21, and 25-22. Please ensure that this guidance is followed in accounting for any business combination and that appropriate details are provided to comply with FASB ASC 805-10-50-2(e) and (f).

RESPONSE:

The Company has looked at the settlement of pre-existing relationships in applying the acquisition method of accounting and has reviewed compliance with FASB ASC 805-10-25-20, 25-21, and 25-22, and plans to report the details associated with these transactions to comply with FASB ASC 805-10-50-2(e) and (f) in bringing its filings current.

4.

During our conference call on October 26, 2021, we discussed the conversion provisions associated with your Series C Redeemable Convertible Preferred Stock and how you may have considered the guidance on bifurcation in determining whether to separately account for the embedded conversion feature as a derivative. We understand that you will be providing us with your accounting assessment including an analysis showing how these conversion terms have been evaluated pursuant to FASB ASC 815-15-25-1.

Mr. John Cannarella

November 12, 2021

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As to the question of whether the economic characteristics and risks of the conversion feature are clearly and closely related to the host contract, please be sure to explain how you considered all of the factors that introduce variability in the settlement amounts, specifically those identified as “Trigger Events” and “Equity Conditions” in the Certificate of Designation that affect (i) the Dividend Rate and Conversion Premium via the Credit Risk Adjustment provision described in Section F.3, (ii) the extent of the discount that is applied to the average market price based on Section C.2, and (iii) the length of the Measurement Period as defined in Section G.7(k).

As to the question of whether the exception in FASB ASC 815-10-15-74(a) would apply, please also explain how you have assessed the settlement provisions relative to the criteria in FASB ASC 815-40-15-5 through 15-8A, considering all of the “Trigger Events” and “Equity Conditions” referenced above, in determining whether the conversion feature is indexed to the stock. Please specifically address the guidance in subparagraphs 15-7D, 7E, and 7F, which clarify that if the settlement amounts are affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward on equity shares, the conversion feature would not be considered indexed to the stock, and subparagraph 15-8A which clarifies that if not indexed, it shall be accounted for as a liability or asset.

RESPONSE:

We reviewed the Series C Redeemable Convertible Preferred Stock Certificate of Designation(s) (“COD”) and agree that, upon conversion, the Series C Redeemable Convertible Preferred Stock creates a derivative that requires liability classification. In accordance with the original terms of the COD, the Series C Redeemable Convertible Preferred Stock are convertible into shares of common stock at a fixed conversion rate of $3.25 per share. Upon conversion, the holder is entitled to dividends as if the shares have been held to maturity, which is referred to as the Conversion Premium. The Conversion Premium may be paid in shares or cash, at the option of the Company. If the Conversion Premium is paid in cash, the amount is fixed and not subject to adjustment. If the Conversion Premium is paid in shares, the conversion ratio is based on a VWAP calculation based on the lowest stock price over the Measurement Period. The Measurement Period is 30 days (or 60 days if a Triggering Event has occurred) prior to the conversion date and 30 days (or 60 days if a Triggering Event has occurred) after the conversion date. The VWAP calculation is subject to adjustment if there has been a Triggering Event, and the Measurement Period is subject to extension if the Company has not satisfied all Equity Conditions, as set out in the COD. Specifically, the Measurement Period is extended one day for every day the Company is not in compliance with one or more of the Equity Conditions.

Upon conversion, the holder presents the Company with a conversion notice that details the number of common shares due in connection with: (i) the conversion of the stated number of preferred shares based on a face value of $10,000 per share and fixed conversion price of $3.25 per share, as mentioned above (the “Face Value Conversion Shares”); and (ii) the amount due for the Conversion Premium and, if not paid in cash, the number of common shares due for the Conversion Premium. At the conversion date, the number of shares due for the Conversion Premium is estimated based on the applicable VWAP (as set out in the COD) of the Company’s stock price within the previous 30 days (or 60 days if a Triggering Event has occurred) (the “Conversion Premium Shares”). If the Company does not elect to pay the Conversion Premium in cash, the Company will issue the Face Value Conversion Shares and the estimated Conversion Premium Shares.

If the applicable VWAP calculation during that portion of the Measurement Period which follows the conversion date (i.e. the period that is 30 days or 60 days, as applicable, following the conversion date) is lower than the applicable VWAP calculation prior to the conversion, the holder will be issued additional shares, referred to as “true-up” shares. If the VWAP calculation for the period is higher than what was stated in the initial conversion notice, no true-up shares are issued.

Mr. John Cannarella

November 12, 2021

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We believe that the obligation to issue additional shares under the Conversion Premium creates a derivative liability. The determination of the number of true-up shares due, if any, is based on the lowest VWAP calculation over the Measurement Period that extends beyond the conversion date. In addition, if the Company is not in compliance with the Equity Conditions set out in the COD, the Measurement Period does not end until the Company is in compliance. Even though there are NO cash settlement provisions, the variables used in determining the number of true-up shares are extraneous to the pricing of a fixed-for-fixed option or forward on equity shares, and therefore are not considered to be indexed to the Company’s stock.

To determine the derivative liability for the true-up shares, we will determine the conversions in which the Measurement Period had not expired as of the period end. Management anticipated at the end of each period that non-compliance would be cured within six months from the period end. Using a binomial model and historical volatility of the Camber stock, we estimated the FV for each issuance in which the Measurement Period remained open over period end.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer